February 26, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

ATTN:

Tia Jenkins

Blaise Rhodes

Brian Bhandari

Re:

Source Direct Holdings, Inc.

File No. 333-69414

Dear Ms. Jenkins and Messrs. Rhodes and Bhandari:

Following a telephone conversation between the undersigned and Blaise Rhodes on February 21, 2008, this letter is submitted by and on behalf of Source Direct Holdings, Inc. (“Source Direct” or the “Company).

Mr. Rhodes requested that the Company confirm that it intends to continue to disclose information relating to the Company’s restated financial information (pursuant to FAS 154), as well as disclosing that the Company’s controls and procedures for the restated periods were not effective.  The Company made such disclosures in its quarterly report on Form 10-QSB for the quarter ended December 31, 2007, filed with the SEC on February 14, 2008.

The Company confirms that it will disclose the restatements pursuant to FAS 154 as well as a discussion of the Company’s controls and procedures for the periods covered by the restatements in the Company’s next quarterly report for the quarter ended March 31, 2007, and anticipates that it will include such disclosure in its annual report for the year ending June 30, 2008, as well.

Please contact me (208-529-4114) with any additional questions or comments.  Thank you for your assistance in this matter.

Very truly yours,

SOURCE DIRECT HOLDINGS, INC.

/s/ Kevin Arave

Kevin Arave